Exhibit 99.1

News Release #01/2013

2013-01-24

Baja Mining Provides Boleo Project Financing Update

Vancouver, January 24, 2013 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQB: BAJFF) has been informed by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”) that, as of January 15, 2013, Kores has advanced an additional US$115 million to MMB for continued construction of the Boleo project.

In addition, MMB has advised Baja that the third standstill agreement which expired on January 15, 2013 has been extended. Baja has not yet been informed by MMB of the specifics of the latest standstill extension, and will provide further more information as it becomes available.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012, June 30, 2012 and September 30, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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